Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

February 10, 2014

Item 3	News Release

News releases with respect to the material change referred to in this report were issued by the Company on February 10, 2014 and January 31, 2014 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the second amended term sheet (the “Term Sheet”) used in connection with marketing the Offering (as defined below) was also filed on SEDAR on January 30, 2014.

Item 4	Summary of Material Change

On February 10, 2014, the Company announced the completion of the first tranche (the “First Tranche”) of its previously announced public offering of up to $75 million principal amount (in two tranches) of 7.5% convertible unsecured subordinated debentures and associated warrants (the “Offering”).

Item 5	Full Description of Material Change

On February 10, 2014 the Company announced that it had completed the First Tranche of the Offering for a total issuance of $32 million aggregate principal amount of 7.5% convertible unsecured subordinated debentures (“Debentures”) including approximately 16.7 million common share purchase warrants (“Warrants”). The First Tranche of the Offering was completed with an initial issuance of $27.5 million aggregate principal amount of Debentures and Warrants on January 31, 2014, and a subsequent issuance of $4.5 million aggregate principal amount of Debentures and Warrants on February 10, 2014, for aggregate gross proceeds of $32 million.

The conversion price of the First Tranche Debentures is $0.635. The exercise of the Warrants issued in the First Tranche is subject to disinterested shareholder approval. Subject to such approval, the exercise price of the First Tranche Warrants will be $0.762, subject to adjustment in certain circumstances. The Company expects to hold a shareholder meeting on, or about, March 20, 2014 in Toronto to obtain such approval. If shareholder approval is not obtained by March 30, 2014, the warrants will terminate.

The First Tranche Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5%, subject to adjustment in certain circumstances, payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2014.

Holders may convert their First Tranche Debentures into common shares (“Common Shares”) of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Holders converting their First Tranche Debentures will receive all accrued and unpaid interest, as well as a “Make-Whole Amount” (as defined below).

At the Company’s option, interest and Make-Whole Amounts can be paid in Common Shares. The number of Common Shares issuable in respect of interest is determined by dividing the aggregate amount of interest owing by an interest conversion price, being equal to the average of the five daily VWAPs of the Common Shares for each of the five consecutive trading days ending two trading days preceding such interest payment date.

The number of Common Shares issuable in respect of the “Make-Whole Amount” is equal to the amount of unaccrued and unpaid interest that would have accrued with respect to the applicable conversion amount being so converted for the period commencing on the applicable conversion date for such conversion and ending on the maturity date, subject to adjustment if the applicable Make-Whole VWAP (as defined below) exceeds the conversion price in effect as of such date of determination. “Make-Whole VWAP” means, with respect to the determination of the applicable Make-Whole Amount, the price equal to the average of the five daily VWAPs of the Common Shares for each of the five consecutive trading days ending two trading days preceding such date of determination.

Forward-Looking Information

Certain information contained in this material change report constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this material change report include, without limitation, the anticipated shareholder meeting to approve the First Tranche Warrants and the termination of the First Tranche Warrants if shareholder approval is not obtained. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions and economic conditions. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

February 13, 2014